Exhibit 99.1

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this document in analyzing an investment in the Class A common stock, senior subordinated notes or the convertible notes and the common stock issuable upon conversion of the notes. We believe that the risks and uncertainties described below are the current material risks facing us, but they are not the only ones facing our company. Additional risks not currently known to us or that we currently believe are immaterial may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our publicly traded Class A common stock, 12¾% senior subordinated notes, 8% convertible subordinated notes or 2½% convertible subordinated notes could fall and you may lose all or part of the money you invested.

In addition, STATS and ChipPAC intent to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed merger involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS and ChipPAC Merger, Inc., a wholly owned subsidiary of STATS, and ChipPAC. The proxy statement/prospectus will be mailed to the stockholders of ChipPAC respectively. ChipPAC stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about ChipPAC and the proposed merger.

Risks Related to Our Business

We have been operating at a net loss for each year since the year ended December 31, 2001.

We have been operating at a net loss for each year since the year ended December 31, 2001. Our net losses for the years ended December 31, 2001, 2002 and 2003 were $93.7 million, $28.9 million and $28.8 million respectively. We cannot assure you when we may return to profitability.

We may not be able to continue to implement our cost saving strategy. Even if we do, it may not reduce our operating expenses by as much as we anticipated and could compromise the development of our business.

In 2002 and 2003, as a response to the weakness in demand for semiconductors, we implemented cost saving measures, including a significant reduction in our workforce, furloughs, reduced work shift schedules, reductions in discretionary spending, reduced materials cost and manufacturing overhead and redesign of our manufacturing processes to improve productivity. We cannot assure you that these cost saving measures will increase productivity or that any expected net savings will occur. In fact, our cost saving measures could adversely affect our revenue, as they could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business.

The cyclicality of the semiconductor industry could adversely affect our operating results.

Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. Since the end of 2000, we have been experiencing a general slowdown in the semiconductor industry. Starting in 2003, the semiconductor industry showed signs of recovery, and we expect conditions to continue to improve in 2004.

Our profitability is affected by average selling prices which tend to decline.

Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

We face substantial competition from a number of established independent packaging companies and from the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies, which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors, which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses, which will not necessarily result in increases in revenue.

Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

Our business may be adversely affected by the loss of, or reduced purchases by, any of our large customers. Additionally, we may encounter difficulties in soliciting new customers.

For the year ended December 31, 2003, sales to our top four customers in the aggregate accounted for approximately 50.0% of total net revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could harm our operating results.

Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a particular or potential customer once it selects another vendor’s packaging services.

An economic or political crisis in Asia where our manufacturing facilities and most of our suppliers are located could prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

Our manufacturing facilities are located in China, South Korea and Malaysia. Most of our materials suppliers are also located in Asia. For the years 2001 and 2002, over half of our substrate costs were incurred from the purchase of materials from South Korean suppliers, but in 2003, the purchase of materials from South Korean suppliers decreased to approximately one third of our total supply purchases. In the future, we expect that a growing portion of these materials will be supplied by sources in China, Taiwan and Southeast Asia. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact our operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

Furthermore, the region may suffer political unrest as a result of terrorist activity or armed conflict. Terrorist groups have been responsible for several kidnappings in and near Malaysia. In addition, North Korea’s decision to withdraw from the nuclear Non-Proliferation Treaty and related geopolitical maneuverings may escalate into war or otherwise adversely affect South Korea. Any disruption resulting from these events could cause significant delays in shipments of our products until we are able to shift our manufacturing facilities and supply sources to other locations.

Another outbreak of severe acute respiratory syndrome, or SARS, or any other disease epidemic, may adversely affect our business, financial condition and results of operations.

Another outbreak of SARS, or any other disease epidemic in Asia, could have a negative impact on commerce, travel, and general economic and industry conditions. Given the importance of our sales and manufacturing facilities in Asia, our business may be more exposed to this risk than the global economy generally. For example, an outbreak could result in quarantines or closures of our or our customers’ or suppliers’ facilities in Asia. The outbreak may also adversely impact our ability to purchase goods from suppliers in Asia. As a result of any disease epidemic, our business, financial condition and results of operations could be materially adversely affected.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers’ orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers, which could result in a decrease in our revenues.

Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from third parties in order to develop and provide advanced packaging technologies and designs for our customers. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated. In addition, a dispute with a competitor relating to patent infringement could ensue that could be costly to us, could limit our use of some of our technology and processes or could require that we pay for a license to continue to use some of our technology and processes in a manner that we desire.

Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other patented and non-patented, confidential technologies, which we either own or license from third parties. As of March 8, 2004, ChipPAC had 14 issued patents in Korea, 3 issued patents in the United States, 47 pending patent applications in Korea and 41 pending patent applications in the United States. We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Further, no assurance can be made that the Asian countries in which we market our products will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. To the extent these licenses are not perpetual and irrevocable, we believe that these licenses are renewable under normal commercial terms once they expire. However, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

Our competitors in the semiconductor packaging and test industry hold numerous patents. Accordingly, there is a risk that, from time to time, a competitor may allege that the technology and processes that we use in our operations infringe upon one or more of that competitor’s patents. A dispute with a competitor relating to patent infringement could be costly to us, could limit our use of some of our technology and processes or could require that we pay for a license to continue to use some of our technology and processes in a manner that we desire.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. Both agreements expired as of May 1, 2003, and we entered into new wage and collective bargaining agreements with the union in June 2003, which were retroactive to May 1, 2003. As of December 31, 2003, the ChipPAC Korea Labor Union represented approximately 64% of our South Korean employees. In addition, our Chinese subsidiary experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating new wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions following our acquisition of the Malaysian business, may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in China, Malaysia and South Korea could make it more difficult for us to operate successfully.

For the years ended December 31, 2003, 2002 and 2001, we generated approximately 14.2%, 11.3% and 8.1% of total revenues, respectively, from international markets, primarily from customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in China, Malaysia and South Korea. Moreover, many of our customers’ operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in China, Malaysia and South Korea. In particular, we risk terrorism against U.S. companies in Malaysia and the instability that would accompany any type of armed conflict with North Korea. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the Korean National Tax Administration has informed us that it has made an assessment of approximately $13.4 million against us relating to withholding tax collected on a loan between our subsidiaries in Korea and Hungary. We believe that no withholding on the transaction in question is required under the prevailing tax treaty. We have appealed this assessment and believe it should be overturned. However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

We entered into supply contracts with Intersil in connection with our acquisition of our Malaysian business and with Fairchild Semiconductor following Fairchild’s acquisition of Intersil’s discrete power business, and any decrease in the purchase requirements of Intersil or Fairchild or the inability of Intersil or Fairchild to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. The revenue of the Malaysian business for the first six months of 2000 prior to our acquisition of it and for all of 1999 was $41.9 million and $101.9 million, respectively. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil.

In connection with Fairchild Semiconductor’s acquisition of Intersil’s discrete power business, we entered into an assignment agreement that assigned Intersil’s portion of the supply agreement relating to this business to Fairchild. We cannot assure you that Fairchild will perform under the supply agreement or that Intersil will perform under the supply and services agreements or that upon termination of these agreements we will be able to obtain similar services on comparable terms.

The agreement governing our senior credit facility and the indenture governing our 12¾% senior subordinated notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of our stock.

The agreement governing our senior credit facility and the indenture governing our 12¾% senior subordinated notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

•	incur additional debt;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets;

•	enter into transactions with affiliates; and

•	consolidate or merge.

Beginning with the quarter ending December 31, 2002, the financial covenants under our senior credit facility have consisted solely of a minimum interest coverage ratio and a maximum senior leverage ratio based on a rolling 12 months calculation. As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interest of the holders of our notes and stock.

If we fail to comply with any of the restrictions in the senior credit facility, a default may also occur under the indenture governing our 12¾% senior subordinated notes and any other financing agreements. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. The creditors who may be entitled to accelerated payments in the event of a default are the holders of our 12¾% senior subordinated notes and the senior credit facility lenders. As of December 31, 2003, the aggregate principal amount of the senior credit facility was $50.0 million, none of which was outstanding. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds. The consummation of our proposed merger with ST Assembly Test Ltd, or STATS, would constitute a default under the senior credit facility if we do not terminate the senior credit facility or obtain the consent of our lenders prior to the merger. We intend to terminate the senior credit facility immediately prior to the consummation of the merger.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness on terms acceptable to us, or at all.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

As of February 10, 2004, Citicorp Venture Capital, Ltd. and its affiliates owned or had the right to acquire 15,794,168 shares or approximately 16.2% of our outstanding Class A common stock. As of February 10, 2004, funds affiliated with Bain Capital, Inc. owned 6,260,397 shares or approximately 6.4% of our outstanding Class A common stock. By virtue of this stock ownership, these entities collectively have substantial power to direct our affairs and will be able to significantly affect the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise their control over us in a manner adverse to your interests. Citicorp Venture Capital, Bain Capital and their affiliates have agreed to vote their stock in favor of our proposed merger with STATS.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy hazardous substance contamination.

We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposals of hazardous materials and the chemical by-products of, and waste water discharges from their manufacturing, packaging, and testing processes. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by the release of hazardous materials in connection with current or historical operations at our facilities or offsite locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face investigatory or remedial liabilities that may have an adverse effect on our financial condition and results of operation.

Risks Relating to our Notes

Our substantial indebtedness could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions and prevent us from fulfilling our obligations under our notes.

As of December 31, 2003, we had total indebtedness of $365.0 million, stockholders equity of $95.0 million and a ratio of debt to equity of 3.8 to 1.0. Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions by, among other things, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or pay cash dividends. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt, which could increase the risks created by our substantial indebtedness described above.

The indentures governing our convertible notes does not contain any limitation on the amount of debt that we may incur. As a result, we may be able to incur substantial additional indebtedness in the future. Although the indenture governing the existing senior subordinated notes and the agreement governing our senior credit facility contain certain restrictions on our ability to incur additional debt, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. Also, such restrictions do not prevent us from incurring obligations that do not constitute indebtedness. For example, the indenture for the existing senior subordinated notes permits us to incur additional indebtedness if we meet a test measuring our cash flow relative to our required interest payments and, in any event, allows us to incur substantially more debt under our senior credit facility, which provides for revolving loans of up to $50.0 million, including letters of credit. We also have the ability to increase our revolving credit line by $25.0 million without further consent from our existing lenders. All of the borrowings under our senior credit facility are secured by our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face and that are described above.

We may not be able to generate the necessary amount of cash to service our indebtedness, which may require us to refinance our indebtedness or default on our scheduled debt payments. Our ability to generate cash depends on many factors beyond our control.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, because our senior credit facility has variable interest rates, the cost of those borrowings will increase if market interest rates increase. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms, or at all, which could cause us to default on our obligations and impair our liquidity.

ChipPAC International Company Limited does not have an independent source of income from which to satisfy obligations of the 12¾% senior subordinated notes.

ChipPAC International Company Limited or ChipPAC International will rely on intercompany loans through its direct and indirect subsidiaries to satisfy obligations of its indebtedness; as a result, if these subsidiaries are not able to make payments on these intercompany loans, we may not be able to pay our noteholders interest on the 12¾% senior subordinated notes when due.

The only source of cash for ChipPAC International to pay principal and interest on the 12¾% senior subordinated notes will be through payments of interest and principal on intercompany notes, capital contributions from the parent company or dividends or distributions from ChipPAC International’s subsidiaries, which dividends or distributions would be funded through payments on intercompany notes.

We will rely principally on funds generated by ChipPAC International’s operating subsidiaries to fund payments on the notes and other indebtedness. If these subsidiaries are unable to make payments on their intercompany loans, we may not be able to satisfy obligations under our debt instruments, including payment of interest on the senior revolving credit facility and these 12¾% senior subordinated notes.

Our ability to pay our obligations under the 12¾% senior subordinated notes may be reduced because ChipPAC International’s Chinese operating subsidiary, which holds 22.1% of our consolidated assets and generated 17.0% of our consolidated revenue for the year ended December 31, 2003, is not a guarantor of the notes.

Our Chinese subsidiary is not a guarantor of the notes. For the year ended December 31, 2003, the total revenue for our Chinese subsidiary was $73.1 million, representing approximately 17.0% of our consolidated revenue. Our Chinese subsidiary had combined assets of approximately $128.1 million at December 31, 2003, representing approximately 22.1% of our consolidated assets.

Claims of creditors of our Chinese operating subsidiary, including trade creditors, secured creditors and creditors holding indebtedness or a guarantee issued by this subsidiary, will generally have priority on the assets and earnings of this subsidiary, over the claims of creditors of our company, including holders of our 12¾% senior subordinated notes, even if the obligations of our Chinese operating subsidiary do not constitute senior indebtedness. Since our Chinese subsidiary will not guarantee the 12¾% senior subordinated notes, holders of the notes will have to rely solely on dividends or distributions from the company’s Korean, Malaysian and British Virgin Islands subsidiaries to satisfy their respective obligations under the notes should our Chinese subsidiary be unable to make dividends or distributions.

Your right to receive payments on our convertible notes is junior to our existing and any future senior indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the notes if there is a bankruptcy, liquidation or similar proceeding affecting us.

Our convertible notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. Generally, the indentures governing our convertible notes define senior indebtedness as all of our indebtedness other than any indebtedness that expressly states that it is subordinated to, or pari passu with, the notes. As a result, in the event of our bankruptcy, liquidation or reorganization or a similar proceeding relating to us or our property, or an acceleration of the notes due to an event of default, our assets will be available to pay obligations under the convertible notes only after all senior indebtedness has been paid in full, and therefore we may not have sufficient funds to satisfy our obligations relating to the notes. The convertible notes rank behind our guarantee of our subsidiary’s senior credit facility and existing 12¾% senior subordinated notes. In addition, the senior credit facility and the 12¾% senior subordinated notes are guaranteed by most of our other subsidiaries and the convertible notes do not have the benefit of any subsidiary guarantees. The convertible notes will also rank behind all of our future borrowings, except any future payable that expressly provides that it ranks pari passu with, or is subordinated in right of payment to, the notes.

In addition, all payments on the convertible notes will be blocked in the event of a payment default on our senior debt, including borrowings under our subsidiary’s senior credit facility and existing 12¾% senior subordinated notes, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

As a holder of debt securities, you would typically have equal rights to your ratable share with other holders of debt of the same class as the notes, including both issuances of our convertible notes, of any assets remaining after we have paid off all of the debt senior to the notes. However, the indentures governing the convertible notes require that amounts otherwise payable to holders of the notes in a bankruptcy, liquidation or similar proceeding be paid to holders of debt senior to the notes instead. Consequently, holders of the convertible notes may receive less, ratably, than holders of trade payables or other debt of the same class in this type of proceeding.

We conduct all of our operations through our subsidiaries. The convertible notes are not guaranteed by any of our subsidiaries, and therefore the notes will be structurally subordinated to all liabilities of our subsidiaries, including our subsidiaries’ guarantees of the senior credit facility and 12¾% senior subordinated notes and their trade payables and claims of preferred stockholders, if any. Any right of ours to receive assets of any subsidiary upon its bankruptcy, liquidation, reorganization or similar proceeding, and the consequent right of the holders of the convertible notes to participate in those assets, will be subject to the prior claims of that subsidiary’s creditors.

As of December 31, 2003, the amount of our indebtedness which constitutes indebtedness senior to the convertible notes, including our guarantee of the senior credit facility and existing 12¾% senior subordinated notes, was $165.0 million. In addition, as of December 31, 2003, our subsidiaries had $256.1 million of outstanding indebtedness and other liabilities, including their guarantees of the senior credit facility and 12¾% senior subordinated notes, as well as trade payables. All of such indebtedness would be structurally senior to the convertible notes.

We are a holding company and conduct all of our operations through our subsidiaries, which may affect our ability to make payments on the convertible notes.

ChipPAC, Inc. is a holding company that derives all of its operating income from, and holds substantially all of its assets through, its subsidiaries, none of which guarantee the convertible notes. As a result of this structure, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries, and on the distribution to us of such earnings, or loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities that have no obligation to pay any amounts due on the convertible notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the notes.

If the company undergoes a change of control (as defined in the indentures governing the notes) we may need to refinance large amounts of our debt, including our existing 12¾% senior subordinated notes, our convertible notes and borrowings under the senior credit facility. Our proposed merger with ST Assembly Test, Ltd. could cause a change of control under these debt instruments. If a change of control occurs, we may be required to offer to buy back our convertible notes for a price equal to 100.0% of the principal amount of the notes, plus any accrued and unpaid interest to the date of the purchase. In addition, if a change of control occurs, we must offer to buy back the 12¾% senior subordinated notes for a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest. While the 12¾% notes do not trade on a national securities exchange, we understand that recent trading of these notes have been at prices well in excess of 101% of principal amount plus accrued and unpaid interest. Accordingly, we have no current expectation that any holder of 12¾% notes will choose to exercise such repurchase or “put” right.

We can give no assurance that the 12¾% notes will continue to trade at prices well in excess of 101% of principal amount plus accrued and unpaid interest. If trading prices were to fall below this amount, we would expect that some or all of the holders of the 12¾% notes would chose to exercise such repurchase or “put” right. In such case, the board and management of the combined STATS-ChipPAC entity would need to determine what additional financing or other arrangements would need to be made to finance such repurchase or “put”. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our senior credit facility will prohibit us from repurchasing any notes until we first repay the senior credit facility in full, and the indenture governing our 12¾% senior subordinated notes requires us to meet financial tests before prepaying subordinated debt like our convertible notes. If we fail to repurchase the notes in that circumstance, we will go into default under the indenture governing the notes and by virtue of the cross-default provisions contained in our other debt instruments, the senior credit facility and the indenture governing our existing 12¾% senior subordinated notes.

Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of the company’s debt obligations. These buyback requirements may also delay or make it harder for others to effect a change of control. In addition, certain other corporate events, such as leveraged recapitalizations, that would increase our level of indebtedness, would not constitute a change of control under the indenture governing the notes.

Federal and state laws allow courts, under specific circumstances, to void debts and require holders of debt securities to return payments received from debtors.

We used a significant portion of the net proceeds from the offering of the convertible notes to repay our existing senior credit facility. If a bankruptcy proceeding or a lawsuit is initiated by the company’s unpaid creditors, the debt which we incurred to repay our existing senior credit facility, including the convertible notes, may be reviewed under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws. Under these laws, the debt of the company could be voided, or claims in respect of the debt could be subordinated to all other debt if, among other things, the company:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the remaining assets of the company constituted unreasonably small capital; or

•	intended to incur, or believed that the company would incur, debts beyond our ability to pay such debts as they mature.

In addition, you may be required to return to a fund for the benefit of creditors any payments received from us in respect of the notes.

The measures of insolvency for these purposes will vary depending upon the fraudulent transfer law applied in any proceeding to determine whether such a transfer has occurred. Generally, however, a debtor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we are not insolvent, do not have unreasonably small capital for the business in which we are engaged and have not incurred debts beyond our ability to pay such obligations as they mature. We cannot assure you, however, as to what standard a court would apply in making such determination, or that a court would agree with our conclusion in this regard.

Risks Relating to ChipPAC, Inc.’s Class A Common Stock

Our stock price has fluctuated significantly in the past, and the market price of our Class A common stock may be lower than you expect.

Over the past two years, the price of our Class A common stock has fluctuated significantly, ranging from a low of $0.99 to a high of $12.55 per share. Fluctuations in our stock price could continue. Among the factors that could affect the stock price are:

•	quarterly variations in our operating results;

•	earnings below analysts’ estimates;

•	rating changes by research analysts;

•	strategic actions by us or our competitors, such as acquisitions;

•	the financial performance of other publicly traded companies in our industry;

•	general market conditions; and

•	general economic factors unrelated to our performance.

The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of Class A common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

As of February 10, 2004, we had 97,306,973 shares of our Class A common stock outstanding. All of these shares are freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an affiliate of our company, as that term is defined in Rule 144 promulgated under the Securities Act. We believe that affiliates hold or have the right to acquire approximately 22,941,117 shares of Class A common stock, and that those shares could only be sold over the next 12 months in accordance with the volume and manner of sale limitations set forth in Rule 144. Affiliates who hold approximately 22,049,884 shares of our Class A common stock are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act all or part of their shares of our Class A common stock, as well as piggyback registration rights. Registration of the sale of these restricted shares of our Class A common stock would permit their sale into the market immediately. An affiliate of Citicorp Venture Capital, Ltd. holds $50.0 million principal amount of our 8% convertible notes which are convertible into approximately 5,020,081 shares of our Class A common stock. We have filed a registration statement which is currently effective with respect to those notes and the underlying shares of Class A common stock issuable upon conversion of those notes. If our stockholders sell a large number of shares, the market price of our Class A common stock could decline. Moreover, the perception in the public market that these stockholders might sell shares of our Class A common stock could depress the market price of the Class A common stock.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change of control.

Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors, and could limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions. These provisions provide for:

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the bylaws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

Your right to receive payments on the Class A common stock is junior to the company’s existing and, possibly future, senior and subordinated indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the Class A common stock if there is a bankruptcy, liquidation or similar proceeding affecting us.

The Class A common stock ranks behind all of our existing indebtedness, including our guarantees of our subsidiary’s obligations under the senior credit facility and our subsidiary’s 12¾% senior subordinated notes and our obligations under our 8% convertible notes. The Class A common stock would also rank behind our notes. The Class A common stock also ranks behind all of our future borrowings. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt in full before we can make any payment on the Class A common stock. Moreover, the Class A common stock will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries, and upon their liquidation or reorganization, the rights of the holders of the Class A common stock to share in those assets would be subordinate to the claims of the subsidiaries’ creditors.

Risks Related to Our Proposed Merger with STATS

Failure to complete the merger could negatively affect the market price of ChipPAC stock, as well as adversely affect our financial results.

The obligations of ChipPAC and STATS to consummate the proposed merger are subject to the satisfaction or waiver of a number of closing conditions, including approval of their respective stockholders, expiration of waiting periods under the Hart-Scott- Rodino Act, receipt of a private letter ruling from the IRS or opinions of outside legal counsel relating to the tax treatment of the merger for ChipPAC stockholders and other customary conditions. If the merger is not consummated for any reason, ChipPAC will be subject to a number of material risks, including:

•	we may be obligated to pay a termination fee of $40 million to STATS if the merger agreement is terminated in certain circumstances;

•	the market price of our Class A common stock may decline to the extent that the current market price of the stock reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed;

•	the failure to complete the merger could have an adverse effect on our relationships with employees, suppliers, customers, licensors and other business partners;

•	benefits that we expect to realize from the merger would not be realized; and

•	the diversion of management’s attention from the day-to-day businesses of ChipPAC and the unavoidable disruption to its employees and relationships with customers and suppliers during the period before consummation of the merger may make it difficult for us to regain our financial and market position if the merger does not occur.

If we are unsuccessful in addressing these risks, our business, financial condition and results of operations may be negatively impacted.

Need for governmental consents and approvals may prevent or delay consummation of the merger.

The obligations of STATS and ChipPAC to consummate the proposed merger are subject to the satisfaction or waiver of a number of closing conditions including, among others, receipt of all necessary consents and approvals. In particular, the merger is subject to review by the Antitrust Division and the Federal Trade Commission under the Hart-Scott-Rodino Act. Under this statute, STATS and ChipPAC are required to make pre-merger notification filings and to await the expiration or early termination of statutory waiting periods and clearance prior to completing the merger. STATS and ChipPAC are seeking to obtain all such required regulatory clearances prior to the scheduled completion of these transactions.

The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. While the merger agreement provides that STATS and ChipPAC must use their reasonable best efforts to obtain all regulatory clearances necessary for consummation of the merger, either STATS or ChipPAC may refuse to complete the merger if restrictions or conditions are required by governmental authorities that would require STATS or ChipPAC to divest any assets or license any technology that, individually or in the aggregate, would have a fair value in excess of $10,000,000 that would not be commercially reasonable. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. STATS and ChipPAC also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company’s operations. In addition, during or after the statutory waiting periods, and even after the completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. STATS, ChipPAC or the combined company may not prevail, or may incur significant costs, in defending or settling any action under such antitrust laws.

Failure to receive the private letter ruling from the IRS may delay or prevent the merger and, if the condition to the merger requiring receipt of the private letter ruling is waived, our stockholders could suffer negative tax consequences.

A condition to closing the merger is receipt by STATS and ChipPAC of the private letter ruling from the IRS or opinions from nationally recognized law firms that the exchange of our Class A common stock for STATS ADSs in the merger will not result in the recognition of gain under Section 367 of the Internal Revenue Code. STATS and ChipPAC made our request of the IRS for the private letter ruling. In the event that neither the private letter ruling nor the opinion can be obtained, the merger agreement may be terminated. There can be no assurance that the IRS will issue the private letter ruling prior to the STATS extraordinary general meeting and the ChipPAC special meeting, if at all. If the IRS does not issue the private letter ruling in a timely manner, or advises STATS and ChipPAC that it will not issue such letter, there can be no assurance that nationally recognized law firms would be able to give STATS and ChipPAC opinions in a timely manner, if at all. Consequently, assuming all other conditions to closing have been satisfied or waived, including the requisite STATS shareholder approvals and ChipPAC stockholder approvals, consummation of the merger may be materially delayed and/or the merger agreement may be terminated.

Any delay of the consummation of the merger could prevent us from realizing the expected benefits of the merger and could materially harm our business, financial results and prospects. In the event that neither the private letter ruling nor the opinion can be obtained, the merger agreement may be terminated.

If STATS and ChipPAC do not receive the private letter ruling or the opinions, both parties may agree to waive this closing condition and complete the merger. In such case, the exchange of ChipPAC Class A common stock for STATS ADSs will be a taxable transaction for U.S. holders of our Class A common stock.

Some of our directors and officers may have interests in the merger that may influence them to support the approval of the merger.

Some of our directors and officers participate in arrangements that provide them with interests in the merger that are different from the other shareholders of ChipPAC. These interests, which may influence these individuals to support the merger and the other transactions contemplated by the merger agreement, include the following:

•	Mr. Dennis P. McKenna, currently our President, Chief Executive Officer and Chairman of the board of directors, will become Vice Chairman of the STATS board of directors when the merger becomes effective and will receive certain payments and benefits upon the consummation of the merger pursuant to his separation agreement;

•	each of Dr. Conn, Mr. Norby and Dr. Park, currently directors of ChipPAC will become members of the STATS board of directors when the merger becomes effective; and

•	certain officers of ChipPAC may be selected to participate in the ChipPAC, Inc. Employee Retention and Severance Plan, which provides for certain payments and benefits if the merger is consummated.

In addition, the surviving corporation in the merger will indemnify each present and former ChipPAC officer and director against liabilities arising out of such person’s services as an officer or director of ChipPAC and will maintain directors and officers liability insurance to cover any such liabilities for the next six years.

Whether or not the merger is completed, the announcement of the proposed merger may cause disruptions in ChipPAC’s business which could have material adverse effects on our operations.

Whether or not the merger is completed, the customers, suppliers or other strategic partners of ChipPAC, in response to the announcement of the merger, may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on ChipPAC’s business and, if the merger is completed, the business of the combined company. Similarly, current and prospective ChipPAC employees may experience uncertainty about their future roles with the combined company, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.

ChipPAC expects to incur significant transaction costs in connection with the merger whether or not the merger is completed, which could adversely affect the financial results of the company if the merger is not consummated for any reason.

ChipPAC expects to incur transaction costs of approximately $14.6 million in connection with the merger. These costs will be incurred whether or not the merger is ultimately consummated. If the merger is not consummated for any reason, these costs could materially harm ChipPAC’s financial results.

We may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

Provisions in the merger agreement prohibit us, subject to certain exceptions, from soliciting, initiating, encouraging or entering into certain other transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party other than STATS. These provisions may discourage other companies from proposing transactions that may be favorable to us and our stockholders. As a result, if the merger is not consummated, we may be at a disadvantage to our competitors.

ChipPAC may lose key personnel, customers and business partners due to uncertainties associated with the merger.

Current and prospective employees, customers and business partners of ChipPAC may experience uncertainty about their future relationship with ChipPAC or the combined company. Such uncertainty may adversely affect ChipPAC’s ability to attract and retain key management, sales, marketing and technical personnel. Current and prospective customers and business partners may, in response to the announcement or consummation of the merger, delay or cancel purchasing decisions. Any delay in, or cancellation of, purchasing decisions could adversely affect the business of ChipPAC.

The market value of STATS ADSs issued in the merger will depend upon their market price at the time of the merger, and no adjustment to the exchange ratio will be made as a result of changes in the market price of STATS ordinary shares or STATS ADSs.

If the merger occurs, upon completion of the merger, each share of ChipPAC Class A common stock will be exchanged for 0.87 STATS ADSs. The exchange ratio is fixed and will not be adjusted for changes in the market price of shares of ChipPAC Class A common stock, STATS ordinary shares or STATS ADSs. As a result, the specific dollar value of STATS ADSs that ChipPAC stockholders will receive and that STATS shareholders will retain upon completion of the merger will depend upon the market value of STATS ADSs when the merger is completed. The market prices of STATS ordinary shares, STATS ADSs and shares of ChipPAC Class A common stock fluctuate based on general market and economic conditions, STATS’ and ChipPAC’s business and other factors, and have experienced significant volatility. No predictions or assurances can be made as to the market price of STATS ordinary shares or STATS ADSs at any time before or after the completion of the merger and, therefore, the STATS ADSs that ChipPAC stockholders will receive in the merger cannot be valued with any degree of certainty.

The combined company may face challenges in integrating ChipPAC with STATS and, as a result, may not realize the expected benefits of the merger.

The combined company may not be successful in integrating the businesses of STATS and ChipPAC. Integrating the two companies’ operations and personnel will be a complex process. The integration may not be completed rapidly and may not achieve the anticipated benefits of the merger. The successful integration of the two companies’ businesses will require, among other things, the following:

•	integration of the two companies’ products and services, sales and marketing, information and software systems and other operations;

•	retention and integration of management and other employees;

•	achievement of the expected cost savings;

•	coordination of ongoing and future research and development efforts and marketing activities;

•	retention of existing customers of both companies and attraction of additional customers;

•	retention of strategic partners of each company and attraction of new strategic partners;

•	developing and maintaining uniform standards, controls, procedures and policies;

•	minimization of disruption of the combined company’s ongoing business and distraction of its management; and

•	limiting expenses related to integration.

The successful integration of the two companies will involve considerable risks and may not be successful. These risks include:

•	the impairment of relationships with employees, customers and business partners;

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	the difficulty of incorporating acquired technology and rights into the products and service offerings of the combined company; and

•	unanticipated expenses and potential delays related to the integration of STATS and ChipPAC.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. The diversion of the attention of management and any difficulties encountered in the process of combining STATS and ChipPAC could cause the disruption of, or a loss of momentum in, the activities of the combined company’s business. Further, the process of combining ChipPAC’s business with STATS’ business could negatively affect employee morale and STATS’ ability to retain some key STATS and ChipPAC employees after the merger. If the anticipated benefits of the merger are not realized or the combined company is unsuccessful in addressing the risks related to the integration, the combined company’s business, financial condition and results of operations may be negatively impacted.

If the combined company is unable to take advantage of opportunities to market and sell STATS’ and ChipPAC’s products and services to the other’s traditional customers, the combined company may not realize some of the expected benefits of the merger.

Prior to the merger, STATS and ChipPAC have each maintained separate and distinct customer bases and business partners specific to their respective businesses. Following the merger, the combined company expects to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services of one company to the traditional customers and business partners of the other company. In the event that the traditional customers and business partners of either STATS or ChipPAC are not receptive to the products and services of the other, the combined company may not realize some of the expected benefits of the merger, and the business of the combined company may be harmed.